

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2023

Tianyi Jiang
Chief Executive Officer
AvePoint, Inc.
525 Washington Blvd., Suite 1400
Jersey City, NJ 07310

> **Re: AvePoint, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2022**
> **Filed March 31, 2023**
> **File No. 001-39048**

Dear Tianyi Jiang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology